Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

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Medley Capital Corporation

Conference Call

August 13, 2018

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the joint call hosted by Medley Capital Corporation, Sierra Income Corporation, and Medley Management. All participants are at present in a listen-only mode. Following Management’s formal presentation, instructions will be given for the question-and-answer session. For Operator assistance during the conference, please press star-zero. As a reminder, this conference is being recorded August 13th, 2018. With us on line today are Seth Taube, CEO, Rick Allorto, CFO, and Sam Anderson, Head of Capital Markets. Before I turn the call over to Seth Taube, I would like to remind everyone that forward-looking statements for the respected company’s business, financial condition, and results of its operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated. Such forward-looking statements include but are not limited to product demand, pricing, market acceptance, changing economic conditions, risks and product and technology development, and the effect of the company’s accounting policies, as well as certain other risk factors, which are detailed from time to time in the company’s filings with the various securities authorities. Mr. Taube, would you like to begin?

Seth Taube:	Thank you, Operator, and thank you all for joining the call today. The purpose of the call is to provide an overview of the exciting merger that we announced this past Thursday, combining Sierra Income Corporation, Medley Capital Corporation, and Medley Management. This transaction

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is transformative for the platform and it will create the second-largest internally managed BDC, and the seventh-largest publicly traded BDC in the market. Upon closing, the combined entity will be listed on the New York Stock Exchange and the TASE, and it will be called Sierra Income Corporation. The MCC bonds will remain in place, and will be assumed by Sierra, who is the acquiring entity. I’ll provide detail in this dialogue about the specifics of this transaction, but I’d like to start at a higher level and discuss some of the key benefits that this combination brings to bondholders. First, the combined balance sheet gives us larger scale, over a billion dollars of NAV and two billion of assets, and a more diversified portfolio. Secondly, this transaction will be accretive to the net investment income, for both Medley Capital Corporation and Sierra Income Corporation, with expected stronger interest coverage for bondholders. Third, we anticipate pro forma for the transaction, that the GAAP and regulatory leverage will be in line, or lower than, current levels. And finally, we believe that there’s likely to be valuation upside, for both the equity and bondholders that will result from the fact that the combined entity will be more efficient, as an internally managed company. In addition, we believe that the wholly-owned asset management subsidiary, which pro forma for the deal will have approximately three billion dollars of third-party assets under management, will have the potential to drive Sierra net investment income and upside to NAV over time for the benefit of shareholders and bondholders. We published a presentation last Thursday that details the transaction, and for those of you that have the presentation, I’m going to turn and start on page 4. Page 4 summarizes the transaction rationale, and again, this is the combination of the three public entities at Medley –

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Sierra Income Corporation, Medley Capital Corporation, and Medley Management. The result is the second-largest internally managed BDC and the seventh-largest publicly traded BDC at closing. We’ll have over two billion of assets on balance sheet, with over 1.1 billion of NAV, and over five billion of total AUM, if you include the third-party capital in the asset management subsidiary. This is going to create a much larger, diversified balance sheet, will simplify our operating structure, and is in keeping with the industry trends of consolidation. We think that the increased size and diversification has the potential to provide broader access for the new company, to the financing markets, and the potential to lower financing costs over time. I mentioned that we expect that this will also increase liquidity for the stakeholders. Sierra Income Corporation goes from being public and non-traded to being a listed company, for the combination with Medley Capital Corporation and Medley Management. Medley Capital Corporation shareholders gain a larger shareholder base, as does Medley Management. We believe that it’s clear that the internally managed structure also should deserve a valuation premium through time, and our intention is to drive the performance that will deliver that premium valuation for both shareholders and bondholders as time goes on. Finally, as I mentioned, we do see substantial cost synergies, transitioning from managing three public entities, to one public entity. Turning to page 5, it lists a select peer group, as you can see, the pro forma combination will rank as the seventh-largest BDC in the market, with just about two billion of assets. In the bold face, you’ll see two internally managed peers that are over 500 million dollars of assets, and also market capitalization. The range of valuation for those internally managed BDCs clearly demonstrates a

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premium value to the median of the externally managed group. Turning to page 6, this just demonstrates that our management team will remain in place, post-transaction. Page 7 outlines the transaction summary. The combination occurs through two simultaneous transactions. The first is a merger of Medley Capital Corporation into Sierra Income Corporation. Sierra’s the larger entity, so from a GAAP perspective, Sierra becomes the acquiring entity. The second part of the transaction is that Medley becomes a wholly-owned subsidiary of Sierra Income Corporation. These two transactions will happen contemporaneously at closing. Details of this transaction will be elaborated further in our proxy, which we expect to file and receive SEC approval in a few weeks. But at a high level, each MCC shareholder will be converted to .085 shares of Sierra Income common stock. For the Medley shareholders, Class A common stockholders, … listed and traded stock, they’ll receive .3836 shares of Sierra, and a combination of 3 dollars and 44 cents of cash consideration per share, it’s a 65 cent per share special dividend. Medley LLC management has agreed to convert into Medley Class A common at the time of the transaction, and Medley LLC management will also receive the same .3836 shares of Sierra, a 3 point – 3 dollars and 44 cent per share cash consideration, and a 35 cent per share special dividend. I would just like to point out that due to the taxable nature of this transaction, which was unavoidable, management will be rolling 100%, approximately, of their after-tax proceeds into the Sierra equity. Unfortunately, that means that the cash portion of this transaction for management goes to the US government to pay taxes. In addition, management had a tax receivable agreement that we will forego, in aggregate, for the benefit of the combined new company. And what that

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means is it drives immediate earnings and cash flow for the benefit of both the shareholders and bondholders of the combined entity. Those are monies that would otherwise be due to the management, that we have foregone for the benefit of the stakeholders. On balance sheet, we’ll have, as I said, 2 billion of assets, and if you use the 6/30 quarter end numbers for each of the entities, the pro forma NAV of the combined entity will be 7 dollars 33 cents per share, that’s versus a 6/30 quarter end NAV per Sierra Income Corporation of 7 dollars and 20 cents per share. Importantly, there will be limited, if any, new debt required to finesse this transaction on a net basis. Also, if you use, again, the 6/30 numbers on a pro forma basis for the combined entity, it would have regulatory debt to NAV of .62 times. There are key approvals that are required to accomplish the transaction. They include shareholder approvals of the three entities – Medley Management, Medley Capital Corporation and Sierra Income Corporation. We’ll also need SEC approval to consummate the transaction. And, in addition, there are customary and standard other closing conditions and approvals that we’ll need. The Board, going forward, will consist of the existing three independent directors from Sierra. They’ll be joined by two independent directors from Medley Capital Corporation, and one interested SIC director that’s also – that person is also a member of the management team. Our best guess today is that this transaction will close at the end of the fourth quarter this year, or in early 2019. Turning to page 8. This is a high-level overview of the structure today at Medley. You’ll see that MDLY, that’s Medley Management Inc., the asset manager, is a publicly listed entity. It owns approximately 20% of Medley LLC and the management owns the balance, the unit holders. Collectively, MDLY

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and the unit holders of Medley LLC, which is the operating entity. We’ve broken down below the key drivers of revenue for Medley, which includes MCC and SIC, the two contracts with the BDC, and then the others, the other advisory entities, which include our institutional funds, managed accounts, and other revenue drivers. Turning to page 9, the pro forma structure. What you see is that Sierra becomes the listed entity, that’s the first step A, which occurs simultaneous with the merger of the two B-C portfolios in step B. Step C is the acquisition and merger of the rest of the Medley platform into Sierra, which preserves the operating subsidiary and the underlying revenue streams from MCC and the other entities. As you can see from the dotted line, the contract with MCC stays in place, to support the existing credit and financings. And from Sierra’s perspective, 100% of the revenue stays within this new Sierra structure. Page 10 – turning to page 10, and important for bondholders, you’ll see that the combined new portfolio has over 2 billion of assets, and it will be 76% first lien, 94% floating rate, on the lower left, pie chart demonstrates that it’s increasingly diversified. And, importantly, 83% of our loans will be to sponsor back companies. So, I think it’s fair to say that it becomes a bigger, more diversified and more liquid portfolio, which benefits the bondholders. Page 11 demonstrates that we’ve effectively laddered the liability structure of all of our vehicles. This chart shows the pro forma liabilities for the combined entity, using 6/30 quarter end numbers after giving effect to the merger, and shows the laddering through 2025. Page 12 is just a recap, summary of the transaction. I’d like to repeat that this is very exciting and transformative for the platform and for the combined entities. We’ll be creating the second-largest internally managed BDC platform, seventh-largest in the

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market. We’ll be diversifying the balance sheet and gaining scale. We do expect that this will increase the credit quality for bondholders. We also see upside in the equity and bondholder valuation due to the attractive comparable trading metrics for internally-managed BDCs. And finally, we expect the transaction to be accreted earnings for both Sierra and MCC, and we expect to grow the asset manager subsidiary, which should continue to help drive NII, NAV, over time. We’ll talk in more detail once we’ve filed our proxy, as I said, which we expect to do in a few weeks. But we see this as very transformative and positive to the bondholders and stakeholders – the rest of the stakeholders – because of these increased scale, reduced cost, enhanced liquidity, and the transformation into a larger portfolio. So, I’d like to thank you all for taking the time today to listen to these prepared remarks. Operator, we can now open the call for questions.

Operator:	Thank you. Ladies and gentlemen, at this time we will begin the question-and-answer session. If you have a question, please press star-one. If you wish to cancel your request, please press star-two. If you are using speaker equipment, kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please stand by we poll for your questions. [pause] The first question is from Beni Peer of IBI. Please go ahead.

Beni Peer:	Hi. Thank you for taking my question. Several weeks back, you issued a plan to repurchase up to 20 million of the bonds you issued. Where does this stand, and how it would be affected by the merger plans? Thank you.

Sam Anderson:	Yeah, hi. This is Sam. How are you?

Beni Peer:	Hi. Thank you.

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Sam Anderson:	You know, one, I’d say, the merger may affect price. So – and we believe it’s going to be positive. So there are no expected plans to our intended share repurchase or bond repurchase. But we expect that it – the price may go up, as it’s already gone up. So we’re going to continue to evaluate the market. But there’s no intended change to our plan.

Beni Peer:	I see. So – just to make sure that I understand clearly. Currently you do not intend to exercise this plan?

Sam Anderson:	No. I – what I said was, we don’t intend to change our plan on going forward with it. But, obviously, you know, we need to have an open window. But we continue to expect to exercise it, if and when we have an open window and subject to liquidity. But our intention is to continue to do it.

Beni Peer:	Okay. Thank you. Thank you very much.

Operator:	If there are any additional questions, please press star-one. If you wish to cancel your request, please press star-two. Please stand by while we poll for your questions. [pause] The next question is from Roi Lepovitzky from Mor Medic – More Mutual Funds. Please go ahead.

Roi Lepovitzky:	Hello? This is Roi. I would like to ask please if you can talk a bit about the differences between Sierra and MCC and Medley. There are any differences in the portfolios? Thank you.

Seth Taube:	Yeah, hi, Roi. This is Seth. Thanks for the question. We – their portfolios – there’s approximately 30% overlap in the investments in the portfolio. So they are partially similar. But Sierra generally is to larger borrowers and is more liquid. So the combination of the portfolios will have some overlap, but enhanced diversification, generally larger and more liquid borrowers going forward. We think that’s a substantial benefit to the combined entity and certainly to the bondholders.

Roi Lepovitzky:	I see. Thank you.

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Operator:	There are no further questions at this time. Mr. Taube, would you like to make your concluding statement?

Seth Taube:	So, thank you, Operator, and thanks, everyone, for joining the call. As I said, we expect to be filing and receive approval on our proxy in the weeks ahead, and look forward to sharing that with you, and answering any more detailed questions after that time. Operator, that concludes the call.

Operator:	Thank you. This concludes the joint conference call for Medley Capital Corporation, Sierra Income Corporation, and Medley Management, Inc. Thank you for your participation. You may go ahead and disconnect.

[end of conference call]

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No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and Medley intend to file with the SEC and mail to their respective stockholders a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sierra, MCC, and Medley, respectively. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MEDLEY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. When available, investors and security holders will be able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and Medley, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or Medley’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or Medley by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

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Participants in the Potential Solicitation

Sierra, MCC, and Medley and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on March 14, 2018 (the “Sierra 2018 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on December 21, 2017 (the “MCC 2018 Proxy Statement”). Information regarding Medley’s directors and executive officers is available in its annual report for the year ended December 31, 2017 on Form 10-K filed with the SEC on March 29, 2018 (the “Medley 2017 10-K”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2018 Proxy Statement, the MCC 2018 Proxy Statement, and the Medley 2017 Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and Medley may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and Medley stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and Medley’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and Medley; Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and Medley to prevent any material adverse effect relating thereto; certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of Medley; and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and Medley include, but are not limited to, (i) the costs and expenses that Sierra, MCC and Medley have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and Medley, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of Medley to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and Medley prior to the proposed transactions;  and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or Medley’s common stock.

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The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and Medley’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this press release represent Sierra’s, MCC’s and Medley’s views as of the date of hereof. Sierra, MCC and Medley anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or Medley have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or Medley’s views as of any date subsequent to the date of this material.